Cano Health, Inc.

9725 NW 117th Avenue

Miami, FL 33178

July 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cano Health, Inc.
Acceleration Request for Registration Statement on Form S-3 filed July 11, 2022 (File No. 333-266083)

Requested Date:	July 20, 2022
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cano Health, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 20, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Audrey S. Leigh at (212) 459-7392. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Audrey S. Leigh, by email at ALeigh@goodwinlaw.com.

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If you have any questions regarding this request, please contact Audrey S. Leigh of Goodwin Procter LLP at (212) 459-7392.

Sincerely,

Cano Health, Inc.

/s/ David Armstrong
David Armstrong
General Counsel

cc:	Dr. Marlow Hernandez, Chief Executive Officer, Cano Health, Inc.

Brian Koppy, Chief Financial Officer, Cano Health, Inc.

Audrey S. Leigh, Goodwin Procter LLP